Financial Report Grupo Financiero Galicia S.A. 20254th. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, March 4, 2026, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the fourth quarter and the fiscal year, ended on December 31, 2025.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), BYMA (www.byma.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Gonzalo Fernández Covaro
Chief Financial Officer

Pablo Firvida
Head of Investor Relations

The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

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March 5, 2026
11:00 am (Eastern Time)
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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Galicia Más (formerly HSBC)

2025 MARKED THE CULMINATION OF THE INTEGRATION OF GALICIA MÁS (FORMERLY HSBC ARGENTINA), CARRIED OUT WITH A STRATEGIC FOCUS ON SCALE, EFFICIENCY, AND MARKET SHARE, INTEGRATING DIGITAL CAPABILITIES, CUSTOMIZED SOLUTIONS, AND A VALUE PROPOSITION THAT COMBINES THE BEST OF TWO MAJOR INSTITUTIONS.

GRUPO GALICIA ENDED FISCAL YEAR 2025 ACHIEVING THE FOLLOWING BUSINESS RESULTS:

10,079
Employees

432
Branches and other points of sale

15.1%
Market share: Loans to the private sector[1]

2,699
Insurance policies
In thousands

Ps.11,351
Assets under management
In billions

The Corporate Reorganization is effective as of January 1, 2025.

This process included:

- Unification of the banking business: Banco Galicia absorbed Banco GGAL S.A. (formerly HSBC), resulting in a single banking entity.
- Unification of the mutual fund management business: Galicia Asset Management absorbed GGAL Asset Management S.A., thus consolidating the business into a single entity.
- Absorption of GGAL Participaciones S.A.U.: Sudamericana Holdings absorbed GGAL Participaciones S.A.U.

(1) Market share corresponding to Banco Galicia and Naranja X (Naranja Digital).

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U., Galicia Investments LLC, Galicia Ventures LP and Galicia Holdings US, Inc., Vestly Group Corp and Galicia Ventures Corp.

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies, and its board of directors has a high commitment in customer experience and sustainable development.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.196,046 million FY2025 Net income attributable to Grupo Galicia -91% vs. 12M 2024 Net loss per share 4Q 2025 Ps.(52.0) Capital Ratio 23.0% ROE 2.5% -3,100 bp vs. 12M 2024 Efficiency(2) 47.5% +230 bp vs. 12M 2024 Employees 10,079 Branches and other points of sale 432 Deposits accounts In thousands 20,680 Credit cards In thousands 15,005 5 Ps.(83,544) million Net loss for the quarter attributable to Grupo Galicia -111% vs. 4Q 2024 ROE (4.3%) -4,780 bp vs. 4Q 2024 Efficiency 40.9% -3,070 bp vs. 4Q 2024 Highlights Nera Market share: Loans to the private sector(3) 15.1% Market share: Deposits to the private sector(3) 17.7% (1) ROE without integration expenses: excludes integration expenses (IT, voluntary retirement plans and adjustments to the result for the acquisition of HSBC's businesses in Argentina recorded in fiscal year 2024) net of income tax. (2) The efficiency ratio excluding integration costs for the year 2025 was 44.8%. (3) Market share calculated for Banco Galicia and Naranja X (Naranja Digital). ROE(1) without integration expenses 4.2% ROE(1) without integration expenses (4.0%)

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Highlights

GRUPO GALICIA AND BANCO SANTANDER SIGNED AN AGREEMENT TO FORM A JOINT VENTURE WITH THE GOAL OF BOOSTING THE GROWTH AND EXPANSION OF NERA, THE DIGITAL ECOSYSTEM FOR PAYMENTS AND FINANCING FOR THE AGRICULTURAL SECTOR.

The joint venture includes Nera's operations in Argentina, Paraguay, and Uruguay, through Agri Tech Investments Argentina S.A.U. ("Nera Argentina"), Nera Paraguay S.A., and Nera Uruguay S.A.

As part of the agreement, a holding company was established in Spain, which acts as the controlling entity for the business. Both institutions will share control and profits equally, effective December 2025.

Nera accelerates agricultural development by connecting producers, suppliers, and financial institutions on a 100% digital platform that consolidates credit options, compares terms, and allows users to simulate costs and payments to choose the solution best suited to their production cycle.

In 2025, the platform expanded its offerings and capabilities. It incorporated bank loans to finance inputs, livestock, and machinery, adding Banco Santander as a new loan originator. Existing lines of credit were also strengthened: the Single Signature Loan, available in pesos and dollars for immediate access, and the Future Grain Loan, backed by forward contracts—open or fixed price—that allows payment with future production in installments aligned with the harvest.

2.910
Merchants

6.008
Farmers

US$1.121
Millions originated

23.379
Number of transactions

6

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Selected ratios Percentages 2025 2025 2024 Variation (bp) 4Q 3Q 4Q vs.3Q25 vs.4Q24 ROA (0.7) (0.8) 7.7 10 (840) ROE (1) (4.3) (4.8) 43.5 50 (4,780) Financial Margin 16.4 14.4 23.2 200 (680) Efficiency ratio (2) 40.9 60.2 71.6 (1,930) (3,070) Capital ratio (3) 23.0 21.1 21.6 190 140 NPL Ratio 8.2 6.8 2.4 140 580 Allowance for loan losses / Private-sector financing 8.2 7.2 4.3 100 390 Coverage 100.1 105.0 181.6 (490) (8,150) Non-accrual portfolio with guarantees to non-accrual portfolio 4.0 3.6 5.4 40 (140) Cost of risk 15.0 12.2 11.0 280 400 7 Selected financial information (1) The ROE excluding integration costs for 4Q 2025 and 3Q 2025 were (4.0%) and 1.0% respectively, while that of 4Q 2024 was 1.8%. (2) The efficiency ratio excluding integration costs for 4Q 2025 and 3Q 2025 was 40.3% and 52.5% respectively, while for 4Q 2024 it was 43.1%. (3) Galicia consolidated with Naranja X.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the fiscal year

The net income attributable to Grupo Galicia reached Ps.196,046 million, representing, on an annualized basis, a return on average assets (ROA) of 0.4% and a return on average equity (ROE) of 2.5%.

The year was marked by a context of high volatility in interest rates. This increased the cost of funding, mainly during the second half of the year. After the National mid-term elections of October 26th, 2025, rates began to show a gradual normalization, which was reflected in the last quarter of 2025. Regulatory changes also impacted reserve requirements. Both factors contributed to a decrease in the net interest margin in 2025 compared to 2024.

At the same time, the slowdown in inflation and the process of economic readjustment impacted the repayment capacity of certain customer segments. As a result, a deterioration in the loan portfolio's credit performance was recorded, reflected in an increase in loan loss provisions during the year.

Additionally, during the year, the integration of HSBC Argentina's businesses with the business units of Grupo Galicia was completed, impacting the 2025 results with the expenses associated with this integration.

Isolating these non-recurring expenses (mainly restructuring costs), the net income for the year would amount to a profit of Ps332,916 million, representing a ROE of 4.2%.

Fiscal year 2024 includes a result of Ps.953,103 million resulting from the acquisition of HSBC's businesses in Argentina. The result, net of adjustments and provisions related to the transaction, totaled Ps.701,658 million.


Results of the main companies
Galicia
(70,303)
1,722,340
Fondos Fima
126,698
89,782
Galicia Securities
34,814
31,915
Naranja X
59,179
299,818
Galicia Seguros
39,517
(19,560)
2025
2024

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Income Statement			
In millions of pesos, except otherwise noted	2024	2023	Variation
	12M	12M	%
Net interest income	5,586,551	6,767,776	(17)
Net fee income	1,732,150	1,436,585	21
Net results from financial instruments	800,399	1,398,938	(43)
Gold and foreign currency quotation differences	250,597	203,693	23
Other operating income	882,591	642,601	37
Underwriting income from insurance business	60,818	21,086	188
Loan loss provisions	(2,951,274)	(1,121,018)	163
Net operating income	**6,361,832**	**9,349,661**	**(32)**
Personnel expenses[(1)]	(1,233,243)	(1,356,898)	(9)
Administrative expenses[(2)]	(1,210,425)	(991,936)	22
Depreciations and devaluations of assets	(304,585)	(247,400)	23
Other operating expenses	(1,814,395)	(1,658,606)	9
Operating Income	**1,799,184**	**5,094,821**	**(65)**
Results from the net monetary position	(1,515,899)	(3,143,690)	(52)
Results from associates and joint ventures[(3)]	4,764	924,266	(99)
Income tax[(4)]	(91,915)	(778,046)	(88)
Net income	**196,134**	**2,097,351**	**(91)**
Net Income Attributable to Non-controlling Interests	88	(179)	(149)
Net Income Attributable to Grupo Galicia	196,046	2,097,530	(91)
Other comprehensive income	(21,014)	41,497	n.m.
Total comprehensive income	**175,120**	**2,138,848**	**(92)**
Total comprehensive income attributable to Non-controlling Interests	87	(179)	(149)
Total comprehensive income attributable to Grupo Galicia	175,033	2,139,026	(92)

(1) Includes restructuring expenses in 2025 of Ps.193,319 million and a positive result from adjustments related to the acquisition of HSBC's businesses in Argentina of Ps.7,112 million. In 2024, it includes restructuring expenses of Ps.378,182 million.
(2) Includes integration expenses in 2025 of Ps.38,942 million and a positive result from adjustments related to the acquisition of HSBC's businesses in Argentina of Ps.14,579 million. In 2024, it includes integration expenses of Ps.8,658 million.
(3) Includes a result in 2024 from the purchase and participation in HSBC Argentina's businesses of Ps.953,103 million.
(4) Includes the impact of the items mentioned in the preceding points of Ps.73,699 million in 2025 and Ps.135,394 million in 2024.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

The net result for the quarter attributable to Grupo Galicia was a loss of Ps.83,546 million, representing, on an annualized basis, a negative ROA of 0.7% and a negative ROE of 4.3%.

During the quarter, the financial margin showed improvement compared to the previous quarter, reflected in a lower cost of lending capacity. However, loan loss provisions continued to rise due to a deterioration in the delinquency roll rates.

The ROE for the quarter, excluding integration expenses, was negative 4.0%.


Resultads of the main companies
Galicia
(105,053)
671,674
Fondos Fima
36,425
25,367
Galicia Securities
3,653
6,315
Naranja X
(48,836)
30,688
Galicia Seguros
27,376
2,731
4Q 2025
4Q 2024

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Income Statement					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	4Q	3Q	4Q	vs.3Q25	vs.4Q24
Net interest income	1,567,865	1,343,265	1,055,900	17	48
Net fee income	440,259	439,305	444,455	—	(1)
Net results from financial instruments	187,018	50,422	401,195	271	(53)
Gold and foreign currency quotation differences	102,373	58,640	20,197	75	407
Other operating income	233,051	231,455	193,553	1	20
Insurance business results	(1,414)	4,376	(60,449)	(132)	(98)
Loan loss provisions	(1,022,464)	(794,328)	(487,830)	29	110
Net operating income	**1,506,688**	**1,333,135**	**1,567,021**	**13**	**(4)**
Personnel expenses(1)	(258,590)	(427,326)	(628,747)	(39)	(59)
Administrative expenses(2)	(313,385)	(284,459)	(259,621)	10	21
Depreciations and devaluations of assets	(81,576)	(72,028)	(85,155)	13	(4)
Other operating expenses	(557,923)	(428,515)	(410,843)	30	36
Operating Income	**295,214**	**120,807**	**182,655**	**144**	**62**
Results from the net monetary position	(405,371)	(310,315)	(328,927)	31	23
Results from associates and joint ventures(3)	6,695	1,978	929,369	238	(99)
Income tax(4)	19,915	92,924	(52,056)	(79)	(138)
Net income / (loss)	**(83,547)**	**(94,606)**	**731,041**	**(12)**	**(111)**
Net Income / (loss) Attributable to Non-controlling Interests	(3)	(6)	(24)	(50)	(88)
Net Income / (loss) Attributable to Grupo Galicia	(83,544)	(94,600)	731,065	(12)	(111)
Other comprehensive income / (loss)	200,567	(151,392)	17,053	(232)	n.m.
Total comprehensive income / (loss)	**117,020**	**(245,998)**	**748,094**	**(148)**	**(84)**
Total comprehensive income / (loss) Attributable to Non-controlling Interests	1	(10)	(24)	(110)	(104)
Total comprehensive income / (loss) Attributable to Grupo Galicia	117,020	(245,988)	748,115	(148)	(84)

(1) Includes restructuring expenses of Ps.1,905 million in 4Q25 and Ps.187,976 million in 3Q25, and a positive result from adjustments related to the acquisition of HSBC's businesses in Argentina of Ps.7,112 million. 4Q24 includes Ps.378,182 million.
(2) Includes integration expenses of Ps.5,691 million in 4Q25 and Ps.8,514 million in 3Q25, and a positive result from adjustments related to the acquisition of HSBC's businesses in Argentina of Ps.14,579 million. 4Q24 includes Ps.8,658 million.
(3) Includes a loss of Ps.953,103 million in 4Q24 related to the purchase and participation in HSBC Argentina's businesses.
(4) Includes the impact of the concepts mentioned in the previous points, which is Ps.2,659 million in 4Q25 and Ps.61,180 million in 3Q25. In 4Q24 they represent Ps.135,394 million.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	4Q	3Q	4Q	vs.3Q25	vs.4Q24
Assets					
Cash and due from banks	9,367,223	9,377,232	8,613,572	—	9
Debt securities	1,587,923	912,348	1,984,609	74	(20)
Net loans and other financing	23,376,063	23,792,578	19,027,961	(2)	23
Other financial assets	8,879,453	8,566,919	10,468,900	4	(15)
Investment in subsidiaries, associates and joint ventures	12,815	4,816	5,378	166	138
Property, bank premises, equipment	1,195,524	1,262,043	1,309,596	(5)	(9)
Intangible assets	381,324	381,940	400,548	—	(5)
Other assets	827,301	869,564	927,855	(5)	(11)
Assest from insurance and reinsurance contracts	141,954	118,447	116,686	20	22
Assets available for sale	9,564	9,564	19,109	—	(50)
Total assets	**45,779,144**	**45,295,451**	**42,874,214**	**1**	**7**
Liabilities					
Deposits	27,668,940	26,468,724	24,513,231	5	13
Financing from financial entities	881,746	791,499	581,156	11	52
Other financial liabilities	4,956,160	5,715,535	5,187,594	(13)	(4)
Negotiable obligations	1,622,340	1,773,531	1,327,993	(9)	22
Subordinated negotiable obligations	376,191	373,308	350,070	1	7
Other liabilities	1,536,387	1,636,125	2,070,933	(6)	(26)
Liabilities from insurance and reinsurance contracts	970,549	886,916	876,302	9	11
Total liabilities	**38,012,313**	**37,645,638**	**34,907,279**	**1**	**9**
Total Shareholders' equity	**7,766,831**	**7,649,813**	**7,966,935**	**2**	**(3)**

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Grupo Galicia Galicia Financial Report Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Since 1905, Galicia works for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.(70,303) million Net income for the fiscal year -104% vs. 12M 2024 Portfolio Quality 6.9% +110 bp. vs. 4Q 2024 Coverage 97.4% -410 bp. vs. 4Q 2024 ROE (1.1%) -3,510 bp vs. 12M 2024 Efficiency 57.3% +1,560 bp vs. 12M 2024 14 Ps.(105,053) million Net income for the quarter -116% vs. 4Q 2024 ROE (6.9%) -5,760 bp vs. 4Q 2024 Efficiency 48.5% -2,180 bp vs. 4Q 2024 Cost of risk 4Q 12.5% +320 bp. vs. 4Q 2024 Cost of risk 12M 10.4% +220 bp. vs. 12M 2024 Capital Ratio 25.2% +670 bp. vs. 4Q 2024 14.3% Market share: Loans to the private sector 16.2% Market share: Deposits to the private sector +150 bp vs. 4Q 2024 +240 bp vs. 4Q 2024 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 316 11,985 6,302 6,101 Digital clients 93% The information for the fourth quarter of 2024 does not include the consolidated balances of Galicia Más. 1.0% (6.6%) (1) ROE without integration expenses: excludes integration expenses (IT, voluntary retirement plans and adjustments to the result for the acquisition of HSBC's businesses in Argentina recorded in the 2024 fiscal year) net of income tax. ROE(1) without integration expenses ROE(1) without integration expenses

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the fiscal year

In fiscal year 2025, Galicia recorded a net loss of Ps.70,303 million, representing a negative ROE of 1.1% and a negative ROA of 0.2%. This result compares with the results of fiscal year 2024, which included a gain of Ps.757,811 million from the acquisition of HSBC's businesses in Argentina.

During 2025, the integration of the banking business into Banco Galicia was completed, impacting the results with expenses associated with the integration. Excluding these non-recurring expenses (mainly restructuring costs), the net result for the year would amount to a profit of Ps.59,804 million, representing an ROE of 1.0%.

Net operating income was Ps.4,305,952 million, Ps2,681,698 million (38%) lower than the Ps.6,987,650 million recorded in the previous year. This decrease was due to higher loan loss provisions of Ps.1,263,445 million (221%), lower net interest income of Ps.1,179,295 million (22%), and lower net income from financial instruments of Ps.685,664 million (68%).

During the year, the financial margin was affected by changes in reserve requirement regulations and by a significant increase in interest rates, impacting the cost of funding.

On the other hand, loan loss provisions registered a significant increase compared to 2024, mainly due to the deterioration in credit quality resulting from the increase in the loan portfolio delinquency rates. One of the most relevant factors was the abrupt change in the sign of real interest rates and the loss of purchasing power of customers.

Income Statement			
In millions of pesos, except otherwise noted	2024	2023	Variation
	12M	12M	%
Net interest income	4,125,081	5,304,376	(22)
Net fee income	1,057,118	811,963	30
Net results from financial instruments	321,787	1,007,451	(68)
Gold and foreign currency quotation differences	261,098	183,412	42
Other operating income	377,010	253,145	49
Loan loss provisions	(1,836,142)	(572,697)	221
Net operating income	**4,305,952**	**6,987,650**	**(38)**
Personnel expenses	(928,210)	(811,332)	14
Administrative expenses	(907,828)	(684,281)	33
Depreciations and devaluations of assets	(264,355)	(176,086)	50
Other operating expenses	(1,161,078)	(1,054,285)	10
Operating income	**1,044,481**	**4,261,666**	**(75)**
Results from the net monetary position	(1,192,418)	(2,554,052)	(53)
Results from associates and joint businesses	(1,204)	727,010	(100)
Income tax	78,838	(712,284)	(111)
Net Income	**(70,303)**	**1,722,340**	**(104)**
Other comprenhensive income	(31,545)	43,226	n.m.
Total comprenhensive income	**(101,848)**	**1,765,566**	**(106)**

(1) Does not include Galicia Más.
(2) Includes restructuring expenses in 2025 of Ps.182,914 million and a positive result from adjustments related to the acquisition of HSBC's businesses in Argentina of Ps.7,112 million. In 2024, it includes restructuring expenses of PS.131,417 million.
(3) Includes integration expenses in 2025 of Ps.38,942 million and a positive result from adjustments related to the acquisition of HSBC's businesses in Argentina of Ps.14,579 million. In 2024, it includes integration expenses of Ps.8,658 million.
(4) Includes a result in 2024 from the purchase and participation in HSBC Argentina's businesses of Ps.757,811 million.
(5) Includes the impact of the items mentioned in the preceding points of Ps.70,058 million in 2025 and Ps.49,026 million in 2024.

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Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 16 Profitability and efficiency (0.21)% 7.30% 2025 2024 (1.1%) 1.0% 34.0% 21.1% 2025 2025 (2) 2024 2024 (3) 16.4% 46.4% 2025 2024 57.3% 51.9% 41.7% 37.9% 2025 2025 (2) 2024 2024 (2) Financial margin Efficiency ratio (1) ROA ROE 1. Does not include Galicia Más 2. Excluding integration costs 3. Excluding results from HSBC Argentina purchase or integration costs

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

In the fourth quarter of 2025, Galicia recorded a net loss of Ps.105,053 million, an improvement of Ps.7,002 million (6%) compared to the loss in the previous quarter. This result represented an annualized negative ROE of 6.9% and a negative ROA of 1.2%.

Operating income was Ps.157,149 million higher. This was due to higher net operating income, driven by an improved financial margin, offset by higher loan loss provisions, which continued to show an upward trend at the end of the period.

Additionally, the quarter posted lower outflows for personnel and administrative expenses, which in the previous quarter included non-recurring expenses related to the integration with HSBC's businesses in Argentina.

Excluding non-recurring expenses (primarily restructuring costs), the ROE was 6.6% negative.

Income Statement					
In millions of pesos, except otherwise noted		2025	2024	Variation (%)	
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24
Net interest income	1,164,574	943,699	685,323	23	70
Net fee income	278,489	268,178	235,296	4	18
Net results from financial instruments	14,176	14,676	254,943	(3)	(94)
Gold and foreign currency quotation differences	98,190	75,869	26,737	29	267
Other operating income	95,168	103,682	63,764	(8)	49
Loan-loss provisions	(677,239)	(478,245)	(197,669)	42	243
Net operating income	**973,358**	**927,859**	**1,068,394**	**5**	**(9)**
Personnel expenses [(2)]	(178,043)	(353,054)	(307,257)	(50)	(42)
Administrative expenses [(3)]	(230,590)	(206,647)	(194,324)	12	19
Depreciations and devaluations of assets	(73,379)	(62,953)	(48,581)	17	51
Other operating expenses	(327,714)	(298,722)	(211,528)	10	55
Operating income	**163,632**	**6,483**	**306,704**	**n.m.**	**(47)**
Results from the net monetary position	(313,026)	(238,217)	(269,368)	31	16
Results from associates and joint businesses [(4)]	2,843	(3,846)	734,456	(174)	(100)
Income tax [(5)]	41,498	123,525	(100,120)	(66)	(141)
Net / (loss)	**(105,053)**	**(112,055)**	**671,672**	**(6)**	**(116)**
Other comprenhensive income / (loss)	185,142	(147,570)	18,362	(225)	908
Total comprenhensive income / (loss)	**80,089**	**(259,625)**	**690,034**	**(131)**	**(88)**

(1) Does not include Galicia Más
(2) Includes restructuring expenses of Ps.1,905 million in 4Q25 and Ps.181,009 million in 3Q25, and a positive result from adjustments related to the acquisition of HSBC's businesses in Argentina of Ps.7,112 million. 4Q24 includes Ps.131,417 million.
(3) Includes integration expenses of Ps.5,691 million in 4Q25 and Ps.8,514 million in 3Q25, and a positive result from adjustments related to the acquisition of HSBC's businesses in Argentina of Ps.14,579 million. 4Q24 includes Ps.8,658 million.
(4) Includes in 4Q24 a result from the purchase and participation in HSBC Argentina's businesses of Ps.757,811 million.
(5) Includes the impact of the concepts mentioned in the previous points, which is Ps.2,659 million in 4Q25 and Ps.58,741 million in 3Q25. In 4Q24 they represent Ps.49,026 million.

17

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 18 Profitability and efficiency Financial margin Efficiency ratio (1) ROA ROE (1.2)% (1.3)% 9.7% 4Q 2025 3Q 2025 4Q 2024 (6.9)%(6.6)%(7.3)% (0.2)% 50.7% 1.8% 4Q 2025 3Q 2025 (2) 3Q 2025 2Q 2025 (2) 4Q 2024 4Q 2024 (3) 15.8% 13.0% 22.8% 4Q 2025 3Q 2025 4Q 2024 48.5%47.8% 75.3% 55.0% 70.3% 50.7% 4Q 2025 4Q 2025 (2) 3Q 2025 3Q 2025 (2) 4Q 2024 4Q 2024 (2) (1) (1) 1. Does not include Galicia Más 2. Excluding integration costs 3. Excluding result from HSBC Argentina purchase

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Yields and rates

Interest-earning assets(1)

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2025				2024		Variation (% | bp)			
	4Q		3Q		4Q 2		vs.3Q25		vs.4Q24	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**18,570,276**	**39.7**	**18,404,554**	**37.7**	**13,081,715**	**46.6**	**1**	**200**	**42**	**(690)**
Government securities	5,560,650	34.8	5,790,946	29.4	5,160,017	53.6	(4)	540	8	(1,880)
Loans	12,724,313	42.9	12,459,416	41.4	7,881,571	42.1	2	150	61	80
Other interest-earning assets	285,314	(6.3)	154,192	47.6	40,127	43.2	85	(5,390)	611	(4,950)
In foreign currency	**6,580,036**	**8.0**	**6,082,148**	**7.2**	**2,897,770**	**3.8**	**8**	**80**	**127**	**420**
Government securities	460,331	(1.7)	465,661	1.8	495,059	4.7	(1)	(350)	(7)	(640)
Loans	6,091,661	8.1	5,588,569	7.7	2,365,901	3.6	9	40	157	450
Other interest-earning assets	28,045	143.5	27,917	(9.0)	36,810	1.1	—	15,250	(24)	14,240
Interest-earning assets	**25,150,312**	**31.4**	**24,486,702**	**30.1**	**15,979,485**	**38.9**	**3**	**130**	**57**	**(750)**

1. Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.
2. Does not include Galicia Más.

Interest-earning assets totaled Ps.25,150,312 million, registering an increase of Ps.663,610 million (3%) compared to the previous quarter. This increase is mainly due to a rise in the volume of foreign currency loans by Ps.503,092 million (9%) and of peso-denominated loans by Ps.264,897 million (2%).

The average yield on assets for the fourth quarter was 31.4%, representing an increase of 130 basis points compared to the previous quarter. This increase was primarily due to an improvement in the performance of peso-denominated government bonds and an increase in the loan rate. The higher accrual of interest on peso-denominated bonds was explained, on the one hand, by the effect of instruments valued at the CER (Consumer Price Index), influenced by the acceleration of inflation in the last months of 2025. On the other hand, the increase in the TAMAR rate, which rose during the last quarter of the year, also contributed.

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Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2025				2024		Variation (%|bp)			
	4Q		3Q		4Q[2]		vs.3Q25		vs.4Q24	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**10,362,063**	**29.1**	**10,800,578**	**31.3**	**7,597,948**	**30.6**	**(4)**	**(220)**	**36**	**(150)**
Saving accounts	1,617,556	—	1,655,730	—	1,266,312	—	(2)	—	28	—
Time deposits	5,962,731	37.6	6,214,556	39.7	4,047,224	39.2	(4)	(210)	47	(160)
Other Deposits	2,006,936	21.3	2,207,308	27.8	1,897,980	30.8	(9)	(650)	6	(950)
Debt securities	174,009	46.3	198,376	41.8	126,875	46.3	(12)	450	37	—
Other interest-bearing liabilities	600,830	43.1	524,609	41.4	259,557	36.4	15	170	131	670
In foreign currency	**12,033,664**	**1.7**	**10,700,827**	**1.6**	**8,071,863**	**1.1**	**12**	**10**	**49**	**60**
Saving accounts	6,999,976	0.2	6,845,675	0.2	6,463,089	—	2	—	8	20
Time deposits	2,062,326	3.0	1,726,829	3.1	675,907	3.0	19	(10)	205	—
Other Deposits	1,330,076	0.9	573,719	0.8	73,907	—	132	10	n.m	90
Debt securities	1,592,726	6.9	1,542,129	6.3	854,922	7.6	3	60	86	(70)
Other interest-bearing liabilities	48,559	1.6	12,475	3.6	4,038	3.9	289	(200)	n.m	(230)
Interest-bearing liabilities	**22,395,726**	**14.3**	**21,501,405**	**16.5**	**15,669,811**	**15.4**	**4**	**(220)**	**43**	**(110)**

1. Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.
2. Does not include Galicia Más

Interest-bearing liabilities reached Ps.22,395,726 million, registering an increase of Ps.894,321 million (4%) compared to the previous quarter. This increase was mainly due to a rise in the volume of other deposits in foreign currency by Ps.756,357 million and of time deposits in foreign currency by Ps.335,497 million (19%).

Likewise, the average interest rate on interest-bearing liabilities stood at 14.3%, registering a decrease of 220 basis points compared to the previous quarter. This decrease was mainly due to the lower interest rates observed starting in November.

However, the evolution of the deposit rate was partially offset by changes in the composition of liabilities. After the elections, the growth in transactional deposit balances observed between August and October began to shift towards interest-bearing instruments, mainly time deposits and FIMA Money Market funds in US dollars. This restructuring of the funding structur led to an increase in the interest rate on foreign currency liabilities, explained by the composition effect. Additionally, the renewal of corporate bonds at slightly higher rates also contributed to the increase in the rate on foreign currency denominated liabilitiers.

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Net interest income

Net interest income was Ps.1,164,574 million, Ps.220,875 million (23%) higher than the Ps.943,699 million recorded in the previous quarter.

Interest income for the quarter reached Ps.1,970,588 million, Ps.137,214 million (7%) higher than that recorded in the previous quarter. This increase was primarily due to higher interest income from loans and other financing of Ps.114,056 million (8%), generated by the increase in the average volume of the loan portfolio and the increase in the average rate for the quarter.

Additionally, there was an increase of Ps.20,469 million (5%) in interests on government securities. This performance was mainly due to a greater contribution from CER-adjusted bonds, whose accrual benefited from the acceleration of inflation in the last months of 2025.

Interest Income					
In millions of pesos, except otherwise noted		2025	2024	Variation (%)	
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24
Government securities	438,879	418,410	436,550	5	1
Other financial assets	1,808	161	55	n.m.	n.m.
Loans and other financing	1,521,405	1,407,349	846,854	8	80
Non financial public sector	84	85	—	(1)	N/A
Financial sector	44,624	31,767	13,905	40	221
Non-financial private sector	1,476,697	1,375,497	832,949	7	77
Overdrafts	162,689	177,436	60,088	(8)	171
Promissory notes	451,868	381,973	248,842	18	82
Mortgage loans	141,315	109,573	80,208	29	76
Pledge loans	49,355	47,473	22,119	4	123
Personal loans	282,416	290,077	203,060	(3)	39
Credit-card loans	350,614	331,362	204,849	6	71
Financial leases	5,845	5,864	3,615	—	62
Pre-financing and export financing	23,108	25,129	4,901	(8)	371
Other	9,487	6,610	5,267	44	80
Repurchase agreement transactions	8,496	7,454	5,074	14	67
Interest income	**1,970,588**	**1,833,374**	**1,288,533**	**7**	**53**

1. Does not include Galicia Más

21

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Interest expenses In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 4Q 3Q 4Q 1 vs.3Q25 vs.4Q24 Deposits (690,591) (787,642) (547,684) (12) 26 Saving accounts (4,091) (3,555) (53) 15 n.m. Time deposits and term investments (571,614) (625,927) (395,336) (9) 45 Other (114,886) (158,160) (152,295) (27) (25) Financing from financial institutions (11,551) (8,928) (2,653) 29 335 Repurchase agreement transactions (45,946) (40,642) (9,358) 13 391 Other interest-bearing liabilities (10,404) (5,191) (12,621) 100 (18) Negotiable obligations (39,685) (39,524) (23,735) — 67 Subordinated Negotiable obligations (7,837) (7,748) (7,159) 1 9 Interest expenses (806,014) (889,675) (603,210) (9) 34 22 1. Does not include Galicia Más Interest expenses totaled Ps.806,014 million, registering a decrease of Ps.83,661 million (9%) compared to the previous quarter, mainly due to a decrease in deposit expenses of Ps.97,051 million (12%) due to the decrease in the average rate in the quarter.

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Net fee income

Net Fee Income

In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24
Credit cards	122,197	122,016	97,265	—	26
Deposit accounts	56,338	51,722	41,717	9	35
Insurance	8,028	6,718	7,257	19	11
Financial fees	139	109	2,021	28	(93)
Credit- related fees	2,066	1,904	2,617	9	(21)
Foreign trade	12,005	16,342	9,911	(27)	21
Collections	26,091	26,320	21,629	(1)	21
Utility-Bills collection services	21,057	22,110	17,823	(5)	18
Mutual Funds	8,666	9,102	8,281	(5)	5
Fees from bundles of products	41,911	36,756	33,081	14	27
Other	24,796	27,021	36,438	(8)	(32)
Total fee income	**323,294**	**320,120**	**278,040**	**1**	**16**
Total expenditures	**(44,805)**	**(51,942)**	**(42,743)**	**(14)**	**5**
Net fee income	**278,489**	**268,178**	**235,297**	**4**	**18**

1. Does not include Galicia Más

Net fee income reached Ps.278,489 million, reflecting an increase of Ps.10,311 million (4%) compared to the previous quarter. Fee expenses decreased by Ps.7,137 million (14%), primarily due to lower expenses related to credit cards. On the other hand, fee income increased by Ps.3,174 million, mainly due to higher fees on bundles of products of Ps.5,155 million (14%) resulting from price adjustments, and higher fees on deposits of Ps.4,616 million (9%) due to higher fees on checks and current account maintenance. These increases were offset by a decrease in other fees of Ps.2,225 million (8%) due to lower fees on the purchase and sale of securities on behalf of third parties.

23

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Net income from financial instruments

Net income from financial instruments was Ps.14,176 million, maintaining the result of the previous quarter. The result from derivative financial instruments registered a decrease of Ps.50,795 million (255%) related to market operations applied to profitable assets in pesos.

On the other hand, the quarter posted higher results from private securities of Ps.36,882 million (339%) and government securities of Ps.28,177 million (303%), as a result of better returns.

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24
Government securities	37,472	9,295	194,953	303	(81)
Private sector securities	26,009	(10,873)	(11,975)	(339)	(317)
Derivative financial instruments	(30,847)	19,948	7,037	(255)	(538)
Forward transactions	(30,702)	20,369	7,037	(251)	(536)
Rate swap	(145)	(421)	–	(66)	N/A
Results of other financial assets/liabilities	(5)	(3)	(41)	67	(88)
Results from derecognition of assets	(18,453)	(3,691)	64,969	400	(128)
Net income from financial instruments	**14,176**	**14,676**	**254,943**	**(3)**	**(94)**

1. Does not include Galicia Más

Gold and foreign currency quotation differences

The result from quotation differences of gold and foreign currency for the quarter was a Ps.98,190 million profit, Ps.22,321 million (29%) higher than Ps.75,870 million recorded in the previous quarter.

This result includes a profit of Ps.108,281 million from foreign currency trading, Ps.2,773 million higher than the Ps.105,508 million recorded in the previous quarter, maintaining foreign currency trading volumes.

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Other operating income

In the fourth quarter, other operating income amounted to Ps.95,168 million, registering a decrease of Ps.8,514 million (8%) compared to the previous quarter. This lower result was mainly due to the decrease in other results for Ps.8,110 million (14%), given that in the previous quarter there was a recovery of loans, but in this quarter there was an increase in penalty interest for credit cards.

Other Operating Income					
In millions of pesos, except otherwise noted		2025	2024		Variation (%)
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24
Other financial income	(116)	87	2,572	(233)	(105)
Rental of safe deposit boxes	14,176	14,992	14,029	(5)	1
Other fee income	3,436	3,192	2,253	8	53
Other adjustments and interest on miscellaneous receivables	27,431	27,060	21,464	1	28
Other	50,241	58,351	23,446	(14)	114
Total other operating income	**95,168**	**103,682**	**63,764**	**(8)**	**49**

1. Does not include Galicia Más

Loan loss provisions

Loan loss provisions for the quarter totaled Ps.677,239 million, Ps.198,994 million (42%) higher than those recorded in the previous quarter.

During the year, loan loss provisions registered a significant increase compared to 2024, with a variation of 221%. This trend was explained by the deterioration in credit quality resulting from the increase in delinquency levels in the loan portfolio. This behavior was also reflected in other risk indicators, particularly in the non-performing loan portfolio (more than 90 days past due), which registered a growth of 485% compared to the previous year. Among the main factors that contributed to this deterioration were the abrupt change in the sign of real interest rates and the loss of purchasing power of our customers, in a context of economic readjustment.

This process was more pronounced in the retail loan portfolio, which showed a significant deterioration in its credit quality. In this segment, the delinquency rate rose to 14.3%, compared to 3.2% at the end of 2024.

The greatest deterioration was concentrated in the last quarter of the year, a period in which increases were observed in both delinquency rates and the resulting loan loss provision. In the quarter, the non-performing loan portfolio increased 18%, while the quality of the individual loan portfolio reflected an additional decline of 2 percentage points.

Additionally, during this period, the annual recalibrations of the parameters used to calculate Expected Credit Losses (ECL) were carried out, incorporating the effects of the new macroeconomic context described above, which also contributed to the increase in loan loss provisions.

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Personnel expenses

Personnel expenses reached Ps.178,043 million, registering a decrease of Ps.175,011 million (50%) compared to the previous quarter. This decrease is due to the fact that in the previous quarter, compensation related to the restructuring plan was recorded for Ps.181,009 million.

Administrative expenses

Administrative expenses for the quarter reached Ps.230,590 million, registering an increase of Ps.23,943 million (12%) compared to the previous quarter, mainly due to an increase in taxes of Ps.6,195 million (13%) due to an increase in safety and hygiene rates, and an increase in maintenance and repairs of goods and IT of Ps.11,238 million (23%) justified because in the previous quarter a positive result was recorded due to adjustments for the acquisition of the HSBC businesses in Argentina for Ps.14,551 million.

Administrative Expenses					
In millions of pesos, except otherwise noted		**2025**	**2024**		**Variation (%)**
	4Q	**3Q**	**4Q** [1]	**vs.3Q25**	**vs.4Q24**
Fees and compensations for services	16,288	13,651	18,559	19	(12)
Fees to directors and syndics	213	226	208	(6)	2
Publicity, promotion and research expenses	7,550	8,179	9,110	(8)	(17)
Taxes	53,725	47,530	40,445	13	33
Maintenance and repairment of goods and IT	60,078	48,840	41,268	23	46
Electricity and communications	16,310	10,997	8,930	48	83
Stationery and office supplies	706	902	1,108	(22)	(36)
Hired administrative services	46,107	45,180	37,604	2	23
Security	5,986	6,915	5,526	(13)	8
Insurance	2,152	1,754	1,541	23	40
Other	21,475	22,473	30,025	(4)	(28)
Total administrative expenses	**230,590**	**206,647**	**194,324**	**12**	**19**

1. Does not include Galicia Más

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Depreciation and devaluation of assets

The result from depreciation and devaluation of assets reached Ps.73,379 million, registering an increase of Ps.10,426 million (17%), compared to the previous quarter. This increase was due to the fact that the quarter saw an acceleration in amortizations of right-of-use contracts that were cancelled.

Other operating expenses

Other operating expenses for the quarter amounted Ps.327,713 million, an increase of Ps.28,992 million (10%) compared to the previous quarter. This increase was driven by an Ps.8,138 million (68%) increase in charges for other provisions and an Ps.11,447 million (61%) increase in other operating expenses.

Other Operating Expenses

In millions of pesos, except otherwise noted		2025	2024	Variation (%)	
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24
Contribution to the Deposit Insurance Fund	9,884	9,112	6,488	8	52
Other financial results	11,384	13,191	34	(14)	n.m.
Turnover tax	166,034	154,517	98,269	7	69
On financial income	138,422	129,086	82,030	7	69
On fees	24,196	24,717	14,242	(2)	70
On other items	3,416	714	1,997	378	71
Other fee-related expenses	82,791	79,645	66,544	4	24
Charges for other provisions	20,108	11,970	5,426	68	271
Claims	7,407	11,628	6,200	(36)	19
Other	30,105	18,658	28,567	61	5
Total other operating expenses	**327,713**	**298,721**	**211,528**	**10**	**55**

1. Does not include Galicia Más

27

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Income tax

The income tax charge was a recovery of Ps.41,498 million, compared to the recovery of Ps.146,551 million recorded in previous quarter.

Other comprehensive income

In the fourth quarter of 2025, Galicia recorded a gain of Ps.185,142 million in other comprehensive income (OCI), higher by Ps.332,712 million compared to the loss of Ps.147,570 million registered in the previous quarter. This increase is due to an improvement in the valuation of government securities.

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Selected financial information

Balance Sheet

In millions of pesos, except otherwise noted	2025		2024	Variation (%)		2024
	4Q	3Q	4Q [2]	vs.3Q25	vs.4Q24	Consolidated 4Q
Assets						
Cash and due from banks	9,073,773	8,942,027	6,952,021	1	31	8,412,412
Debt securities	786,285	306,079	1,280,149	157	(39)	1,802,146
Net loans and other financing	18,347,925	18,781,507	11,958,148	(2)	53	14,540,341
Other financial assets	6,589,052	6,720,745	5,738,650	(2)	15	8,588,509
Equity investments in subsidiaries, associates and joint businesses	12,199	8,505	1,226,601	43	(99)	12,883
Property, plant and equipment	1,098,167	1,164,463	918,511	(6)	20	1,206,961
Intangible assets	329,743	330,546	301,374	—	9	348,730
Other assets	405,677	453,258	138,205	(10)	194	662,446
Assets available for sale	9,564	9,564	27	—	n.m	19,108
Total assets	**36,652,385**	**36,716,694**	**28,513,686**	**—**	**29**	**35,593,536**
Liabilities						
Deposits	25,566,662	24,684,123	18,769,930	4	36	22,858,681
Financing from financial entities	384,727	313,075	108,370	23	255	108,385
Other financial liabilities	2,056,378	2,906,352	1,691,329	(29)	22	2,352,484
Negotiable obligations	1,145,780	1,305,190	898,876	(12)	27	897,944
Subordinated negotiable obligations	516,104	514,390	350,070	—	47	475,461
Other liabilities	959,117	1,049,289	921,438	(9)	4	2,210,245
Total liabilities	**30,628,768**	**30,772,419**	**22,740,013**	**—**	**35**	**28,903,200**
Shareholders' equity[3]	**6,023,617**	**5,944,275**	**5,773,672**	**1**	**4**	**6,690,337**
Shareholders' equity attributable to Galicia	6,023,617	5,944,275	5,773,672	1	4	5,773,672
Shareholders' equity attributable to non-controlling interests	—	—	—	—	—	916,666
Foreign currency assets and liabilities						
Assets	14,295,971	14,491,148	10,042,689	(1)	42	12,379,974
Liabilities	14,551,487	14,372,919	10,026,609	1	45	12,331,012
Net forward purchases/(sales) of foreign currency [1]	226,422	(45,552)	(249,613)	(597)	(191)	(180,972)
Net global position in foreign currency	**(29,094)**	**72,677**	**(233,533)**	**(140)**	**(88)**	**(132,010)**

(1) Recorded as off-balance-sheet items.
(2) Excludes Galicia Más.

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Level of activity

Financing

As of December 31, 2025, financing to the private sector totaled Ps.21,560,517 million, registering a decrease of Ps.455,250 million compared to the third quarter of 2025. This variation was mainly due to a lower volume of loans in foreign currency for Ps.335,778 million and in loans in pesos for Ps.176,820 million, offset by a higher volume of UVA-adjusted loans in pesos for Ps.306,413 million.

The market share of total loans to the private sector as of December 31, 2025, reached 14.3%, representing a decrease of 50 basis points compared to the third quarter of 2025.

Financing to the Private Sector[1]						
In millions of pesos, except otherwise noted	2025		2024	Variation (%)		
	4Q	3Q	4Q[3]	vs.3Q25	vs.4Q24	Consolidated 4Q
In pesos	**14,371,589**	**14,468,654**	**9,855,321**	**(1)**	**46**	**12,079,724**
Loans	11,162,098	11,338,918	8,058,124	(2)	39	10,211,689
UVA-adjusted loans	1,897,829	1,591,416	806,801	19	135	828,386
Financial leases	47,855	53,552	31,205	(11)	53	39,396
Other financing[2]	1,263,807	1,484,768	959,191	(15)	32	1,000,251
In foreign currency	**7,188,928**	**7,547,113**	**4,015,037**	**(5)**	**79**	**4,573,164**
Loans	6,254,249	6,590,027	3,158,618	(5)	98	3,591,925
Financial leases	2,082	2,562	2,554	(19)	(18)	2,554
Other financing[2]	932,597	954,524	853,865	(2)	9	971,590
Total financing to the private sector	**21,560,517**	**22,015,767**	**13,870,358**	**(2)**	**55**	**16,652,887**

1. Includes IFRS adjustments.
2. Includes certain off-balance sheet accounts related to guarantees granted.
3. Does not include Galicia Más

30

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

As of December 31, 2025, the net loans and other financing portfolio totaled Ps.18,347,925 million, registering a decrease of Ps.433,582 million (2%) compared to the third quarter of 2025. The decrease is mainly explained by a lower volume of pre-financing and financing of exports, decreasing by PS.328,835 million.

Breakdown of loans and other financing

In millions of pesos, except otherwise noted		2025	2024	Variation (%)		
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24	Consolidated 4Q
Financial entities	**554,038**	**422,924**	**193,344**	**31**	**187**	**221,865**
Loans	554,038	422,924	193,344	31	187	221,865
Non-financial private sector and residents abroad	**19,153,824**	**19,540,397**	**12,177,222**	**(2)**	**57**	**14,804,355**
Loans	18,760,138	19,097,437	11,830,199	(2)	59	14,410,134
Overdrafts	993,860	1,119,510	555,179	(11)	79	941,206
Promissory notes	7,012,829	7,010,138	4,464,633	—	57	5,168,598
Mortgage loans	1,077,039	1,120,238	416,879	(4)	158	417,857
Pledge loans	651,398	658,478	341,426	(1)	91	523,093
Personal loans	2,058,655	2,046,927	1,353,268	1	52	1,722,793
Credit-card loans	4,145,726	4,066,357	3,268,671	2	27	3,982,623
Pre-financing and financing of exports	839,431	1,168,266	560,961	(28)	50	686,629
Other Loans	1,236,802	1,230,369	442,155	1	180	485,314
Accrued interest, adjustments and foreign currency quotation differences receivable	804,286	753,907	458,496	7	75	527,737
Documented interest	(59,888)	(76,753)	(31,469)	(22)	90	(45,716)
Financial leases	49,937	56,114	33,759	(11)	48	41,949
Other financing	343,749	386,846	313,264	(11)	10	352,271
Non-financial public sector	**15,501**	**9,820**	**972**	**58**	**n.m**	**10,715**
Total loans and other financing	**19,723,363**	**19,973,141**	**12,371,538**	**(1)**	**59**	**15,036,935**
Allowances	**(1,375,438)**	**(1,191,634)**	**(413,390)**	**15**	**233**	**(496,594)**
Loans	(1,359,338)	(1,172,207)	(405,511)	16	235	(488,204)
Financial leases	(811)	(3,573)	(1,114)	(77)	(27)	(1,202)
Other financing	(15,289)	(15,854)	(6,765)	(4)	126	(7,188)
Net loans and other financing	**18,347,925**	**18,781,507**	**11,958,148**	**(2)**	**53**	**14,540,341**

1. Does not include Galicia Más

31

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Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]

In millions of pesos, except otherwise noted

	2025		2024	Variation (%)		
	4Q	3Q	4Q [2]	vs.3Q25	vs.4Q24	Consolidated 4Q
Government securities' net Position	**6,678,401**	**6,222,879**	**6,152,504**	**7**	**9**	**7,534,895**
Measured at fair value	**907,184**	**831,731**	**1,525,932**	**9**	**(41)**	**1,592,008**
In pesos	770,264	706,209	660,535	9	17	714,317
Adjusted by CER	68,223	46,276	755,654	47	(91)	767,946
In foreign currency	68,697	79,246	72,339	(13)	(5)	72,339
Dual Bond	—	—	37,404	N/A	(100)	37,404
Measured at amortized cost	**2,644,933**	**3,385,726**	**2,877,521**	**(22)**	**(8)**	**2,985,521**
In pesos	618,284	1,111,983	321,718	(44)	92	429,719
Adjusted by CER	1,638,570	1,818,925	2,174,870	(10)	(25)	2,174,870
In foreign currency	388,079	454,818	380,933	(15)	2	380,933
Measured at fair value through OCI	**3,126,284**	**2,005,422**	**1,749,051**	**56**	**79**	**2,957,366**
In pesos	2,135,384	1,476,705	1,612,240	45	32	2,478,113
Adjusted by CER	970,680	528,717	136,811	84	610	479,252
In foreign currency	20,220	—	—	N/A	N/A	—
Other receivables resulting from financial brokerage	**15,501**	**9,820**	**972**	**58**	**1,495**	**21,610**
Loans and other financing	15,501	9,820	972	58	1495	10,715
Total exposure to the public sector	**6,693,902**	**6,232,699**	**6,153,476**	**7**	**9**	**7,556,506**

1. Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.
2. Does not include Galicia Más

32

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

As of December 31, 2025, net exposure to the public sector reached Ps.6,693,902 million, registering a 7% increase compared to the third quarter of 2025. Increases in peso-denominated and CER-adjusted government securities at fair value with changes in OCI were recorded for Ps.658,679 million and Ps.441,963 million, respectively. This increase was offset by a decrease in the volume of peso-denominated government securities of Ps.493,699 million.

Net exposure to the public sector represented 18% of total assets, while in the fourth quarter of 2024, this exposure represented 22% of total assets.

Funding and liabilities

Deposits amounted to Ps.25,566,662 million as of December 31, 2025, registering a 4% increase when compared to the previous quarter. There were increases in current accounts of Ps.437,581 million and in foreign currency and peso-denominated saving accounts of PS.372,930 million and Ps.360,425 million respectively. This increase was offset by a lower volume of other deposits of Ps.616,993 million.

Deposits

In millions of pesos, except otherwise noted	2025		2024	Variation (%)		
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24	Consolidated 4Q
In pesos	**13,245,430**	**13,092,083**	**10,157,340**	**1**	**30**	**12,608,975**
Current accounts	2,698,436	2,260,855	1,944,056	19	39	2,710,937
Saving accounts	2,060,090	1,699,665	1,635,817	21	26	2,102,617
Time deposits	6,762,841	6,745,303	4,536,287	—	49	5,339,703
UVA-adjusted time deposits	42,232	44,354	92,238	(5)	(54)	116,749
Other	1,506,444	2,123,437	1,669,907	(29)	(10)	2,032,378
Interests and adjustments	175,387	218,469	279,035	(20)	(37)	306,591
In foreign currency	**12,321,232**	**11,592,040**	**8,612,590**	**6**	**43**	**10,249,706**
Saving accounts	7,353,185	6,980,255	6,295,386	5	17	7,451,636
Time deposits	2,177,950	2,021,145	625,655	8	248	718,621
Other	2,785,184	2,586,559	1,690,151	8	65	2,078,035
Interests and adjustments	4,913	4,081	1,398	20	251	1,413
Total deposits	**25,566,662**	**24,684,123**	**18,769,930**	**4**	**36**	**22,858,681**

1. Does not include Galicia Más

33

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Total deposit accounts as of December 31, 2025, reached 12.0 million, a 2% growth compared to the third quarter of 2025.

The market share of private sector deposits reached 16.2% as of December 31, 2025, registering a decrease of 20 bp compared to the third quarter of 2025 and an increase of 240 bp compared to the fourth quarter of 2024.

Financial Liabilities

Financial Liabilities						
In millions of pesos, except otherwise noted	2025		2024	Variation (%)		
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24	Consolidated 4Q
Financial entities	384,727	313,076	108,370	23	255	108,370
Financing from credit-card purchases	841,337	546,966	828,741	54	2	828,741
Negotiable obligations	1,145,780	1,305,190	898,875	(12)	27	898,875
Subordinated negotiable obligations	516,104	514,390	350,070	—	47	350,070
Creditors from purchases of foreign currency	—	22,998	49,986	(100)	(100)	49,986
Collections on account of third parties	429,821	896,765	327,110	(52)	31	327,110
Other financial liabilities	785,218	1,439,622	485,491	(45)	62	485,491
Total financial liabilities	**4,102,987**	**5,039,007**	**3,048,643**	**(19)**	**35**	**3,048,645**

1. Does not include Galicia Más

Financial liabilities amounted to Ps.4,102,987 million, registering a decrease of Ps.936,020 million (19%) compared to the third quarter of 2025. This decrease was a result of lower other financial liabilities for Ps.654,404 million (45%) and of collections on account of third parties for Ps.466,944 million.

On November 14, 2025, Banco Galicia issued Class XXX Negotiable Obligations with a nominal value of US$144 million at a fixed nominal annual rate of 6% and maturing on November 30, 2026. On December 22, 2025, Banco Galicia issued Class XXXI Negotiable Obligations with a nominal value of US$72 million at a fixed nominal annual rate of 5.5% and maturing on December 30, 2026.

34

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Liquidity

Liquidity[1]						
Percentages, except otherwise noted		2025	2024	Variation (%)		
	4Q	3Q	4Q[2]	vs.3Q25	vs.4Q24	Consolidated 4Q
Cash and due from banks	9,073,773	8,942,027	6,952,021	1	31	8,412,412
Government securities[1]	5,654,069	5,267,292	5,560,979	7	2	458,661
Call-money	(155)	71,187	53,416	(100)	(100)	53,417
Overnight placements in correspondent banks	894,265	887,902	478,423	1	87	504,525
Repurchase agreement transactions	(434,475)	(487,598)	(154,535)	(11)	181	(317,535)
Other financial assets	—	—	259,181	N/A	(100)	744,277
Total liquid assets	**15,187,477**	**14,680,810**	**13,149,485**	**3**	**15**	**9,855,755**
Liquidity ratios (%)				**Variation (bp)**		
Liquid assets as a percentage of transactional deposits	93.2	94.5	100.1	(130)	(690)	60.7
Liquid assets as a percentage of total deposits	59.4	59.5	70.1	(10)	(1,070)	43.1

1. Starting in the second quarter of 2025, all portfolios of government securities (measured at fair value, amortized cost, and fair value through OCI) are included and valued at fair value For comparative purposes, this change was applied retroactively.
2. Does not include Galicia Más.

As of December 31, 2025, the Bank's liquid assets represented 93.2% of the Bank's transactional deposits and 59.4% of its total deposits. This ratios were 94.5% and 59.5% in the third quarter in 2025.

35

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Asset quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.1,497,969 million as of December 31, 2025, representing 6.9% of total financing, recording a 110 bps increase as compared to the third quarter of 2025.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 97.4%, compared to 101.5% as of September 30, 2025.

Financing Portfolio Quality

In millions of pesos, except otherwise noted	2025		2024	Variation (%)		
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24	Consolidated 4Q
Non-accrual Financing	**1,497,969**	**1,268,473**	**255,954**	**18**	**485**	**311,123**
With preferred guarantees	61,917	44,969	16,786	38	269	16,786
With other guarantees	27,281	22,325	10,334	22	164	10,334
Without guarantees	1,408,771	1,201,179	228,834	17	516	284,003
Allowance for loan losses	**1,458,539**	**1,287,906**	**476,717**	**13**	**206**	**576,437**
Relevant ratios (%)				**Variation (bp)**		
NPL Ratio	6.9	5.8	1.8	110	510	1.9
Allowance for loan losses to loans to the private sector	6.8	5.8	3.4	100	340	3.5
Coverage	97.4	101.5	186.3	(410)	(8,890)	185.3
Non-accrual loans with guarantees to non-accrual financing	6.0	5.3	10.6	70	(460)	8.7
Cost of risk	12.5	9.3	6.6	320	590	8.3

1. Does not include Galicia Más

36

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 4Q 3Q 4Q 1 vs.3Q25 vs.4Q24 Allowance for loan losses At the beginning of the quarter 1,287,907 1,008,879 356,680 28 261 Changes in the allowance for loan losses Provisions charged to income 604,215 449,287 196,554 34 207 Charge offs (327,399) (123,307) (46,246) 166 608 Inflation effect (106,184) (46,952) (30,271) 126 251 Allowance for loan losses at the end of the quarter 1,458,539 1,287,907 476,717 13 206 Charge to the income statement Provisions charged to income (604,215) (449,287) (196,554) 34 207 Direct charge offs (73,024) (28,958) (1,115) 152 n.m. Bad debts recovered 6,508 37,060 3,819 (82) 70 Net charge to the income statement (670,731) (441,185) (193,850) 52 246 During the quarter, Ps.327,399 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.73,024 million were made. 37 1. Does not include Galicia Más

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Capitalization

The minimum capital requirement and the corresponding computable capital are presented below. Balances are disclosed in accordance with the applicable regulation in force and in currency of each period.

Regulatory Capital

In millions of pesos, except otherwise noted		2025	2024	Variation (%)		
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24	Consolidated 4Q
Minimum capital requirement (A)	**1,902,512**	**1,919,793**	**1,282,067**	**(1)**	**48**	**1,394,463**
Allocated to credit risk	1,635,141	1,628,129	878,871	—	86	991,267
Allocated to market risk	35,935	45,031	38,581	(20)	(7)	38,581
Allocated to operational risk	231,436	246,633	364,615	(6)	(37)	364,615
Computable capital (B)	**5,840,451**	**5,164,781**	**2,903,779**	**13**	**101**	**2,919,139**
Tier I	5,811,263	5,110,117	2,852,154	14	104	2,867,514
Tier II	29,188	54,664	51,625	(47)	(43)	51,625
Excess over required capital (B) (A)	**3,937,939**	**3,244,988**	**1,621,712**	**21**	**143**	**1,524,676**
Risk weighted assets	**23,186,086**	**23,404,636**	**15,703,410**	**(1)**	**48**	**17,067,431**
Ratios (%)				**Variation (bp)**		
Total capital ratio	25.2	22.1	18.5	310	670	17.1
Tier I capital ratio	25.1	21.8	18.2	330	690	16.8

1. Does not include Galicia Más.

As of December 31, 2025, the computable capital was Ps.5,840,451 million and the minimum capital requirement was Ps.1,902,512 million, which represented an excess of Ps.3,937,939 million (207%). This excess was Ps.1,621,712 million (126%) as of the same date in 2024.

The capital requirement increased Ps.620,445 million and the computable capital increased Ps.2,936,672 million, compared to the fourth quarter of 2024.

The total Tier 1 capital ratio was 25.1%, reflecting an increase of 690 basis points compared to the fourth quarter of 2024 and an increase of 330 basis points compared to the third quarter of 2025.

The most significant changes compared to the third quarter of 2025 stem primarily from the increase in Tier 1 capital resulting from equity indexation, an increase in other accumulated comprehensive income from financial instruments, and the greater recognition of IFRS provisions compared to regulatory provisions. The increase in the ratio was also accompanied by a decrease in operational and market risk-weighted assets.

Regarding the change in the ratio between December 2025 and December 2024, the main explanatory factors are the increase in Tier 1 capital, primarily due to the incorporation of Galicia Más into equity. While there was an increase in credit risk-weighted assets, this increase was not significant enough to cause a decrease in the ratio.

38

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X's biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities.

Financial Report

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.59,179 million FY 2025 Net income attributable to Naranja X -80% vs. 12M 2024 ROE 5.6% -2,750 bp vs. 12M 2024 Efficiency ratio 32.9% -620 bp vs. 12M 2024 2,660 Employees 8,905 Credit cards In thousands 104 Branches and other points of sale 40 Ps.(48,836) million Results for the quarter attributable to Naranja X -259% vs. 4Q 2024 ROE (19.0%) -3,100 bp vs. 4Q 2024 Efficiency ratio 36.7% -40 bp vs. 4Q 2024 Highlights1 8,695 Deposit accounts In thousands Ps.2,156 Average balance of deposits 4Q25 In billions 7.6% Market share: Saving accounts 4.7% Market share: Personal Loans 79% Digital clients (1) The Financial Statements and their main ratios correspond to the information of Naranja X for consolidation with Grupo Galicia. The individual figures of Naranja X may differ due to the accounting adjustments applied in the consolidation process. 20.2% Credit risk 24.4% Credit risk

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the fiscal year[1]

In fiscal year 2025, Naranja X recorded a net income attributable to the company of Ps.59,179 million. This result represented a ROA of 0.8% and a ROE of 5.6%, while in 2024 they represented 6.7% and 33.1%, respectively.

Net operating income for the year reached Ps.1,296,420 million, a 27% decrease compared to 2024. This decline was primarily due to a higher charge for uncollectible accounts of Ps.651,149 million.

Similar to Galicia, during 2025, a deterioration in the credit performance of the loan portfolio was observed. Non-performing loans reached Ps.735,785 million, equivalent to 13.2% of the total portfolio.

Despite this context, the ecosystem maintained a solid growth capacity. Net interest income increased by 7%, while net fee income grew by 15%.
In the credit card segment, the average portfolio expanded by 40% year-on-year, partially offsetting the 27 percentage point compression of spreads.
In the services segment, the most notable increases were in merchant fees (14%) and subscription fees (64%).

Regarding expenses, Naranja X achieved an efficiency ratio of 32.9%, improving by 620 bp compared to fiscal year 2024. This evolution reflects consistent cost management and improvements in operational efficiency.

Income Statement			
In millions of pesos, except otherwise noted	2025	2024	Variation
	12M	12M	%
Net interest income	1,375,809	1,290,130	7
Net fee income	703,487	612,554	15
Net results from financial instruments	177,921	177,362	—
Gold and foreign currency quotation differences	(62,859)	3,959	n.m.
Other operating income	217,194	147,256	47
Loan loss provisions	(1,115,132)	(463,983)	140
Net operating income	**1,296,420**	**1,767,278**	**(27)**
Personnel expenses	(246,865)	(225,405)	10
Administrative expenses	(257,179)	(258,175)	—
Depreciations and devaluations of assets	(36,037)	(38,566)	(7)
Other operating expenses	(443,617)	(347,631)	28
Operating income	**312,722**	**897,501**	**(65)**
Results from the net monetary position	(208,461)	(479,614)	(57)
Income tax	(45,270)	(118,103)	(62)
Net income	**58,991**	**299,784**	**(80)**
Net Income Attributable to Non-controlling Interests	(188)	(35)	4
Net Income Attributable to Naranja X	59,179	299,819	(80)
Other comprehensive income	5,444	(571)	n.m.
Total comprehensive income	**64,435**	**299,213**	**(78)**
Total comprehensive income to Non-controlling Interests	84	4	n.m.
Total comprehensive income to Naranja X	64,351	299,209	(78)

41

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 42 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 0.8% 6.7% 2025 2024 5.6% 33.1% 2025 2024 20.3% 35.7% 2025 2024 32.9% 39.1% 2025 2024

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter[1]

In the fourth quarter, Naranja X reported a net loss attributable to the company of Ps.48,836 million, a decrease of Ps.42,021 million compared to the previous quarter. This change was primarily due to lower operating income.

The quarterly result represented a negative ROA of2.6% and a negative ROE of 19.0%.

Net operating income decreased by Ps.41,302 million (14%) compared to the previous quarter. This lower result was due to lower net interest income of Ps.54,517 million (14%) and higher loan loss provisiones for Ps.29,142 million (9%).

Income Statement					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	4Q	3Q	4Q	vs.3Q25	vs.4Q24
Net interest income	342,932	397,449	265,803	(14)	29
Net fee income	168,630	178,493	179,686	(6)	(6)
Net results from financial instruments	28,385	12,678	71,640	124	(60)
Gold and foreign currency quotation differences	(5,911)	(37,357)	(4,683)	(84)	26
Other operating income	59,784	54,717	47,265	9	26
Loan loss provisions	(345,225)	(316,083)	(205,823)	9	68
Net operating income	**248,595**	**289,897**	**353,888**	**(14)**	**(30)**
Personnel expenses	(61,937)	(57,734)	(62,087)	7	—
Administrative expenses	(70,103)	(68,990)	(67,287)	2	4
Depreciations and devaluations of assets	(8,571)	(9,486)	(11,204)	(10)	(24)
Other operating expenses	(124,458)	(113,720)	(99,523)	9	25
Operating income	**(16,474)**	**39,967**	**113,787**	**(141)**	**(114)**
Results from the net monetary position	(53,172)	(44,928)	(62,212)	18	(15)
Income tax	20,730	(1,887)	(20,922)	n.m.	(199)
Net income / (loss)	**(48,916)**	**(6,848)**	**30,653**	**614**	**(260)**
Net Income / (loss) Attributable to Non-controlling	(80)	(33)	(36)	142	122
Net Income / (loss) Attributable to Naranja X	(48,836)	(6,815)	30,689	617	(259)
Other comprehensive income	376	3,027	482	(88)	(22)
Total comprehensive income / (loss)	**(48,540)**	**(3,821)**	**31,135**	**n.m.**	**(256)**
Total comprehensive income to Non-controlling Interests	(61)	118	3	(152)	n.m.
Total comprehensive income / (loss) to Naranja X	(48,479)	(3,939)	31,132	n.m.	(256)

(1) The Financial Statements and their main ratios correspond to the information of Naranja X for consolidation with Grupo Galicia. The individual figures of Naranja X may differ due to the accounting adjustments applied in the consolidation process.

43

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima 44 Profitability and efficiency1 Financial margin Efficiency ratio ROA ROE (2.6)% (0.4)% 2.1% 4Q 2025 3Q 2025 4Q 2024 (19.0)% (2.5)% 12.0% 4Q 2025 3Q 2025 4Q 2024 18.7% 19.4% 24.7% 4Q 2025 3Q 2025 4Q 2024 36.7% 32.5% 37.1% 4Q 2025 3Q 2025 4Q 2024 (1) The Financial Statements and their main ratios correspond to the information of Naranja X for consolidation with Grupo Galicia. The individual figures of Naranja X may differ due to the accounting adjustments applied in the consolidation process.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Selected financial information[1]

Balance Sheet					
In millions of pesos, except otherwise noted		2025	2024	Variation (%)	
	4Q	3Q	4Q	vs.3Q25	vs.4Q24
Assets					
Cash and due from banks	204,977	348,480	86,914	(41)	136
Net loans and other financing	5,047,861	5,100,725	4,613,294	(1)	9
Other financial assets	1,911,051	1,516,598	1,748,728	26	9
Property, bank premises, equipment	85,353	85,237	90,777	—	(6)
Intangible assets	26,419	25,785	23,330	2	13
Other non-financial assets	236,841	232,783	129,669	2	83
Total assets	**7,512,502**	**7,309,608**	**6,692,712**	**3**	**12**
Liabilities					
Deposits	2,520,304	2,271,324	1,865,675	11	35
Financing from financial entities	510,332	557,936	597,476	(9)	(15)
Other financial liabilities	2,628,551	2,561,936	2,583,869	3	2
Negotiable obligations	522,761	514,288	332,687	2	57
Other non-financial liabilities	310,891	335,920	279,053	(7)	11
Total liabilities	**6,492,839**	**6,241,404**	**5,658,760**	**4**	**15**
Shareholders' equity	**1,019,663**	**1,068,204**	**1,033,952**	**(5)**	**(1)**
Shareholders' equity attributable to Non-controlling	1,443	1,505	1,324	(4)	9
Shareholders' equity attributable to Naranja X	1,018,220	1,066,699	1,032,628	(5)	(1)

[1]The Financial Statements and their main ratios correspond to the consolidated information of Grupo Financiero Galicia. Naranja X individual figures may differ due to accounting adjustments applied during the consolidation process.

45

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2025 2025 2024 Variation (%) 4Q 3Q 4Q vs.3Q25 vs.4Q24 Non-accrual loans 735,785 612,963 246,728 20 198 Allowances for loan losses and provisions 776,186 687,184 336,995 13 130 Ratios (%) Variation (bp) NPL Ratio 13.2 11.7 6.8 150 640 Allowance for loan losses to loans to the private sector 14.0 13.1 9.2 90 480 Coverage 105.5 120.9 179.7 (1,540) (7,420) Cost of risk 24.4 23.9 23.7 50 70 Taking into consideration the provisions for unused credit-card balances, the coverage ratio as of December 31, 2025, amounted to 105.5%, compared to 179.7% on the same date of the previous year. 46 Assets quality

Grupo Galicia Naranja XGalicia Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 4Q 3Q 4Q vs.3Q25 vs.4Q24 Allowances for loan losses At the beginning of the quarter 687,184 576,719 240,213 19 186 Changes in the allowance for loan losses Provisions charged to income 340,717 311,660 202,413 9 68 Reversals of allowances for loan losses (5,319) (224) (901) 2275 490 Charge off (198,010) (177,763) (82,786) 11 139 Effect of inflation (48,385) (23,208) (21,944) 108 120 Allowance for loan losses at the end of the quarter 776,187 687,184 336,995 13 130 Charge to the income statement Provisions charged to income (340,717) (311,660) (202,413) 9 68 Direct charge offs (4,508) (4,423) (3,410) 2 32 Bad debt recovered 6,218 3,716 4,557 67 36 Net charge to the income statement (339,007) (312,367) (201,266) 9 68 47

Grupo Galicia Galicia Seguros Financial Report Galicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Galicia Seguros’s commercial activity began in 1996 as a member of the Galicia Group. Provides insurance solutions for individuals, SMEs, large companies and the agricultural sector. Its commitment is reflected in a wide network of marketing channels that facilitate access to coverage adapted to the needs of each client.

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Ps.41,044 million Net income for the year attributable to Seguros +290% vs. 12M 2024 ROE 23.2% +6,580 bp vs. 12M 2024 Combined Ratio 93.3% -180 bp vs. 12M 2024 875 2,699 Employees Polices In thousands 49 Clients In thousands Ps.28,434 million Net income for the quarter attributable to Seguros -900% vs. 4Q 2024 ROE 55.9% +3,510 bp vs. 4Q 2024 Combined Ratio 103.1% +1,950 bp vs. 4Q 2024 1,954 Highlights Agencies 12 The information corresponding to the fourth quarter of 2024 does not include the balances of Galicia Más' insurance companies.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the fiscal year

Income Statement			
In millions of pesos, except otherwise noted	2024	2023	Variation
	12M	12M	%
Income from insurance services	602,365	487,428	24
Insurance service expenses	(616,484)	(494,779)	25
Net reinsurance expenses	25,904	10,396	149
Insurance financial results	(115,659)	(135,950)	(15)
Insurance business results	(103,874)	(132,905)	(22)
Interest income	78,651	62,821	25
Net results from financial instruments	**117,652**	**12,538**	**838**
Gold and foreign currency quotation differences	6,935	8,010	(13)
Other operating income	27,753	24,356	14
Net operating income	127,117	(25,180)	(605)
Personnel expenses (2)	(23,618)	(11,922)	98
Administrative expenses	**(16,639)**	**(8,156)**	**104**
Depreciations and devaluations of assets	(2,048)	(149)	1274
Other operating expenses	(1,575)	(445)	254
Operating income	83,237	(45,852)	(282)
Results from the net monetary position	(17,571)	27,880	(163)
Income tax	(24,530)	(3,835)	540
Net income	41,136	(21,807)	(289)
Net income attributable to Non-controlling Interests	92	(167)	(155)
Net income attributable to Galicia Seguros	**41,044**	**(21,640)**	**290**
Other comprehensive income	2,481	(111)	n.m.
Total comprehensive income	43,617	(21,918)	(299)
Total comprehensive income to Non-controlling Interests	92	(168)	(155)
Total comprehensive income to Galicia Seguros	**43,525**	**(21,750)**	**(300)**

1. Does not include Galicia Más.
2. Includes restructuring costs in 2025 of Ps.8.014 million.

50

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima 51 Profitability and efficiency Combined Ratio Efficiency Ratio ROA ROE 3.8% (4.3%) 2025 2024 23.2% (42.6%) 2025 2024 93.3% 95.1% 2025 2024 92.6% 105.7% 2025 2024 (1) Does not include Galicia Más. (1) (1) (1)(1)

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24
Income from insurance services	153,473	161,704	138,163	(5)	11
Insurance service expenses	(216,888)	(148,825)	(222,314)	46	(2)
Net reinsurance expenses	49,630	(20,873)	35,362	(338)	40
Insurance financial results	(80,283)	13,647	(24,801)	(688)	224
Insurance business results	**(94,068)**	**5,653**	**(73,590)**	**(1,764)**	**28**
Interest income	31,011	16,240	13,066	91	137
Net results from financial instruments	127,631	(41,518)	2,718	(407)	4,596
Gold and foreign currency quotation differences	(151)	1,731	(4,994)	(109)	(97)
Other operating income	8,839	9,380	4,499	(6)	96
Net operating income	**73,262**	**(8,514)**	**(58,301)**	**(960)**	**(226)**
Personnel expenses [2]	(10,292)	(6,742)	22,279	53	(146)
Administrative expenses	(5,310)	(1,953)	21,914	172	(124)
Depreciations and devaluations of assets	916	943	5,338	(3)	(83)
Other operating expenses	(538)	(312)	(46)	72	n.m.
Operating income	**58,038**	**(16,578)**	**(8,816)**	**(450)**	**(758)**
Results from the net monetary position	(6,436)	(4,129)	38,584	56	(117)
Income tax	(23,169)	6,723	(26,938)	n.m.	(14)
Net income / (loss)	**28,433**	**(13,984)**	**2,830**	**(303)**	**905**
Net Income / (loss) Attributable to Parent Company's Owners	(1)	(2)	(13)	(50)	(92)
Net Income / (loss) Attributable to Non-controlling Interests	28,434	(13,982)	2,843	(303)	(900)
Other comprehensive income	14,454	(8,549)	27	(269)	53,433
Total comprehensive income / (loss)	**42,887**	**(22,533)**	**2,857**	**(290)**	**n.m.**
Total comprehensive income / (loss) Attributable to Non-controlling Interests	(1)	(3)	(13)	(67)	(92)
Total comprehensive income / (loss) Attributable to Parent Company's Owners	42,888	(22,530)	2,870	(290)	n.m.

1. Does not included Galicia Más.
2. Includes restructuring expenses in the third quarter of 2025 of Ps.4.746 million.

52

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima 53 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE 8.8% (4.6)% 2.4% 4Q 2025 3Q 2025 4Q 2024 55.9% (28.5)% 20.8% 4Q 2025 3Q 2025 4Q 2024 103.1% 91.6% 83.6% 4Q 2025 3Q 2025 4Q 2024 79.8% 116.4% 83.4% 4Q 2025 3Q 2025 4Q 2024 (1) 1. ROE impacted by the transition from IFRS 4 to IFRS 17 for Insurance Contracts. 2. Does not include Galicia Más (2) (2) (2) (2)

Grupo Galicia Galicia SegurosGalicia Naranja X GlosaryRelevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 4Q 3Q 4Q 1 vs.3Q25 vs.4Q24 Assets Cash and due from banks 4,013 17,089 6,538 (77) (39) Debt securities 645,279 512,039 108,082 26 497 Other financial assets 365,027 371,028 78,235 (2) 367 Property, bank premises, equipment 9,022 9,209 8,373 (2) 8 Intangible assets 22,903 23,086 23,767 (1) (4) Assets for insurance and reinsurance contracts 141,954 118,447 103,457 20 37 Other non-financial assets 142,593 120,090 81,156 19 76 Total assets 1,330,791 1,170,988 409,608 14 225 Liabilities Liabilities for insurance and reinsurance contracts 970,549 886,916 272,067 9 257 Other non-financial liabilities 141,347 108,061 83,979 31 68 Total liabilities 1,111,896 994,977 356,046 12 212 Shareholders' equity 218,895 176,011 53,562 24 309 54 Selected financial information 1. Does not included Galicia Más

Financial Report Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Since 1958, Fondos Fima has been managing mutual funds distributed by Galicia through its multiple channels and other agents.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Highlights

The information corresponding to the fourth quarter of 2024 does not include the balances of Galicia Más.

Ps.126,698 million
Net income for the year
+41% vs. 12M 2024

Ps.11,351
Assets under management
In billions
+17% vs. 4Q 2024

14.8%
Market share
+190 bp vs. 4Q 2024

Ps.36,425 million
Results for the quarter
+44% vs. 4Q 2024

30
Employees

21
Assets under management

56

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Income Statement In millions of pesos, except otherwise noted 2024 2023 Variation 12M 12M % Net results from financial instruments 33,047 29,454 12 Gold and foreign currency quotation differences 1,184 84 1310 Other operating income 222,168 165,150 35 Net operating income 256,399 194,688 32 Personnel and administrative expenses (17,575) (15,450) 14 Other operating expenses (17,805) (10,725) 66 Operating income 221,019 168,513 31 Results from the net monetary position (29,073) (32,162) (10) Results from associates and joint businesses — 364 (100) Income tax (65,248) (46,933) 39 Net income 126,698 89,782 41 57 Results for the fiscal year 1. Does not include Galicia Más. 2. Includes restructuring expenses in 2024 of Ps.4,413 million and in 2025 of Ps.2,391 million.

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Income Statement In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 4Q 3Q 4Q 1 vs.3Q25 vs.4Q24 Net results from financial instruments 13,237 5,155 8,662 157 53 Gold and foreign currency quotation differences 438 489 29 (10) n.m. Other operating income 55,282 57,550 47,965 (4) 15 Net operating income 68,957 63,194 56,656 9 22 Personnel and administrative expenses (4,562) (5,705) (7,469) (20) (39) Other operating expenses (3,701) (3,525) (3,109) 5 19 Operating income 60,694 53,964 46,078 12 32 Results from the net monetary position (9,153) (6,987) (4,218) 31 117 Income tax (15,116) (20,329) (16,857) (26) (10) Net income 36,425 26,648 25,367 37 44 58 Results for the quarter 1. Does not include Galicia Más. 2. Includes restructuring expenses in the fourth quarter of 2024 of Ps.4,413 million and the third quarter of 2025 of Ps.2,220 million.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Assets under management

Assets under management

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	4Q	3Q	4Q [1]	vs.3Q25	vs.4Q24
Fima Acciones	139,864	62,185	155,062	125	(10)
Fima P.B. Acciones	64,325	44,186	87,098	46	(26)
Fima Renta en Pesos	93,725	71,147	157,515	32	(40)
Fima Ahorro Pesos	501,428	412,302	546,256	22	(8)
Fima Renta Plus	80,693	55,326	118,493	46	(32)
Fima Premium	7,376,491	8,187,871	7,563,122	(10)	(2)
Fima Ahorro Plus	412,057	257,477	510,134	60	(19)
Fima Capital Plus	48,109	114,939	188,487	(58)	(74)
Fima Abierto Pymes	70,343	31,739	16,932	122	315
Fima Mix I	22,851	29,037	37,423	(21)	(39)
Fima Premium Dolares	1,986,967	1,671,462	—	19	—
Fima Mix II	9,542	12,552	11,762	(24)	(19)
Fima Renta Fija Internacional	3,791	4,298	5,320	(12)	(29)
Fima Sustentable ASG	7,234	7,759	4,348	(7)	66
Fima Acciones Latinoamericanas Dólares	706	676	520	4	36
Fima Renta Fija Dólares	222,824	142,891	85,361	56	n.m.
Fima Mix Dólares	157,987	118,292	182,537	34	(13)
HF Renta Fija Estratégica	—	20,384	—	(100)	N/A
HF Renta Dolares	—	7,048	—	(100)	N/A
HF Infraestructura PPERel	88,250	87,162	—	1	N/A
HF Acciones Líderes	—	21,077	—	(100)	N/A
HF Acciones Argentinas	—	11,059	—	(100)	N/A
HF Pesos	—	119,802	—	(100)	N/A
HF Pesos Renta Fija	—	6,302	—	(100)	N/A
HF Pesos Plus	—	62,282	—	(100)	N/A
HF Renta Fija Argentina	—	10,625	—	(100)	N/A
HF Desarrollo Abierto PYMES	—	38,737	—	(100)	N/A
HF Infraestructura II	10,693	10,006	—	7	N/A
HF Retorno Total	40,996	22,763	—	80	N/A
HF Balanceado	12,186	6,657	—	83	N/A
Assets under management	**11,351,062**	**11,648,043**	**9,670,370**	**(3)**	**17**

1. Does not included Galicia Más

During the last quarter and as a result of the corporate reorganization, 9 HF funds were integrated with 8 FIMA funds, in addition to incorporating 4 new funds into the management.

59

Grupo Galicia Galicia Naranja X Galicia Seguros GlosaryRelevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2025 2025 2024 Variation (%) 4Q 3Q 4Q 1 vs.3Q25 vs.4Q24 Assets Cash and due from banks 17,059 16,571 17,224 3 (1) Debt securities 616 1 104 61500 n.m. Net loans and other financing 1,093 874 172 25 n.m. Other financial assets 106,429 155,300 84,611 (31) 26 Other non-financial assets 126 99 76 27 n.m. Total assets 125,323 172,845 112,414 (27) 11 Liabilities Other non-financial liabilities 37,765 36,349 41,951 4 (10) Total liabilities 37,765 36,349 41,951 4 (10) Shareholders' equity 87,558 136,496 70,463 (36) 24 60 Selected financial information 1. Does not included Galicia Más

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Relevant information

Dividends

On January 14, 2026 and February 11, 2026, Grupo Galicia paid cash dividends of Ps.38,372 million and Ps.39,464 million, respectively, as approved by the Shareholders' Meeting of April 29, 2025.

N-Xers

On February 4, 2026, N-Xers S.A. de C.V., a company that is part of the Naranja X ecosystem, formally submitted to the National Banking and Securities Commission (CNBV) of Mexico the application for authorization to organize and operate as a Multiple Banking Institution, in accordance with the Mexican Credit Institutions Law.

Galicia Naranja X Galicia SegurosGrupo Galicia GlosaryRelevant information ESG Regulatory changesFondos Fima ESG 62 Equator Principles Annual Meeting In October 2025, Banco Galicia participated in the Equator Principles annual meeting, where discussions focused on climate change, technology, and human rights, as well as raising standards in environmental and social risk management. Alliances were also strengthened to foster a more conscious and committed financial system. IARSE Sustainability Meeting In October 2025, Banco Galicia hosted the IARSE in-person meeting, “Community Relations and Collaborative Models.” As host and exhibitor, Galicia reaffirmed its commitment to social innovation and positive impact, alongside leading organizations. Banco Galicia is Carbon Neutral Since 2018, Banco Galicia has been carbon neutral. It uses renewable energy in its operations, promotes reforestation and carbon offsetting through the #BosqueGalicia project, and offsets emissions with certified carbon credits. In 2025, Galicia expanded the scope of its carbon footprint by incorporating more information from its operations to improve the quality and management of its footprint and thus continue promoting carbon neutrality. 120th Anniversary: Multiplying Impact In November 2025, Banco Galicia celebrated its 120th anniversary with the launch of Multiplicar Impacto, an anniversary contest that invited customers, employees, and the entire community to choose a social or environmental project to receive a $120 million financial boost to enhance its growth. The winning project was Akamasoa Argentina, which will use the funds to expand the Bosque del Conocimiento School in Lima (Buenos Aires Province). This expansion will allow for the construction of new educational spaces for more than 210 students, including classrooms for preschool, primary, and secondary levels, technology labs, and technical training areas. GCBA Social Impact Seal In November 2025, the Government of the City of Buenos Aires awarded Banco Galicia the Social Impact Seal for initiatives with social, environmental, and economic impact. This seal reflects the bank's commitment to inclusive purchasing, training in vulnerable neighborhoods, and financing for entrepreneurs at the base of the pyramid. ISO 14001 In November 2025, Grupo Galicia renewed its ISO 14001 certification for one year at Plaza Galicia, Torre Galicia, Branch 400, and Casa Naranja X. This certification validates the strength of its environmental management system and its commitment to continuous improvement to reduce its impact and build a more sustainable future. Awards During December 2025, Galicia received the following awards: • CAMBRAS Award – Sustainable Finance: Recognition for its Sustainable Financing Line. • Green Seal – GCBA: Torre Galicia and the Head Office received the Green Seal, a certification that recognizes the comprehensive environmental management of its buildings. • Conciencia Award – 2nd Place in Banks: Banco Galicia was recognized at the 14th Conciencia Award for Finanzas a Mano (Finance at Hand), an initiative that promotes inclusion, financial education, and responsible habits. • Argentina Valora Seal – Inclusive Companies Network: an award that highlights companies that promote concrete actions for the inclusion of people with disabilities. • Háblalo Recognition – Accessibility with Impact: Háblalo recognized Galicia for its commitment to accessibility and for being part of the ecosystem of organizations that generate positive impact through social innovation and inclusion.

Galicia Naranja X Galicia SegurosGrupo Galicia GlosaryRelevant information ESG Regulatory changesFondos Fima 63 Regulatory changes Minimum Resreve Requirement. Adjustments The Central Bank of Argentina (BCRA) implemented the following provisions: Modifications to Requirements and Integration Through Communication “A” 8355, effective December 1, 2025, the following changes are established: • Elimination of the additional 3.5 percentage point requirement. The additional rate established in Communication “A” 8306 is eliminated for: ◦ Demand deposits. ◦ Demand court deposits. ◦ Time deposits and investments in pesos with the option of early redemption from the date of maturity, corresponding to money market mutual funds. ◦ Reverse repos and stock market collateralized loans denominated in pesos. • New possibility of integration with government securities. For the aforementioned obligations, integration of up to 3.5 percentage points is permitted. The requirement for public securities acquired through primary subscription on or after August 25, 2025, in pesos, CER (Consumer Price Index), or dual-currency bonds, with an original term of no less than 60 days, is reduced. • Reduction of the minimum daily integration requirement. The minimum daily integration requirement established by Communication “A” 8350 is reduced from 95% to 75%. • Expansion of eligible securities for integration. Securities acquired through primary subscription on or after November 20, 2025, in pesos, CER (Consumer Price Index), and dual-currency bonds, with a minimum original term of 60 days, are now included in the proportion of integration with public securities permitted for all entities (Communication “A” 8302 – special tenders). Extension of Additional Requirement for Group A Entities The additional requirement of 5 percentage points for Group A entities and branches or subsidiaries of G-SIB not included in that group is extended until March 31, 2026. This requirement applies to: • Demand deposits. • Time deposits and investments with early redemption options corresponding to money market mutual funds. This higher requirement may be met with Treasury securities acquired through primary subscription from November 20, 2025 (in pesos, CER, or dual-currency bonds, with a minimum term of 60 days), in addition to those permitted by Communication “A” 8302. Adjustments to the Consolidated Text Through Communication “A” 8397, the BCRA introduces the following changes: • Obligations for foreign financial lines of credit. Effective for transactions formalized from February 6, 2026, obligations arising from foreign financial lines obtained from related parties are incorporated, according to their original term, with the following requirements: ◦ Up to 179 days: 20%. ◦ More than 179 days: 0%. • Flexibility in peso-denominated payments. Effective from the February 2026 position, up to 5% of the requirement may be carried forward, which must be fully offset in the following month.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Net Global Foreign Currency Position

Through Communication "A" 8360, effective December 10, 2025, it is established that:

- When an entity has acquired National Treasury securities in foreign currency through primary subscription, sales in the secondary market that reduce the Net Global Position may only be offset, until the original maturity date, by net increases in other Treasury securities in foreign currency.

- This restriction does not apply if the sale is made more than 90 calendar days after the primary subscription date.

Financial Institution Authorities and Minimum Capital Requirements

Classification of Entities and Authority Regime
Through Communication "A" 8364, effective January 1, 2026, the Central Bank of Argentina (BCRA):
- Redefines the classification of financial institutions into Groups A and B.
- Updates limits related to minimum capital and the authority regime.

Minimum Capital for Market Risk
Through Communication "A" 8394, effective August 1, the minimum capital requirements are updated:
- Investment and trading portfolios are defined.
- Capital requirements for credit, market, interest rate, equity, options, and valuation risks are redefined.
- Risk management guidelines are updated, and obsolete provisions are eliminated.

Minimum Capital for Credit Risk
Through Communication "A" 8395, new risk weights are established for exposures to multilateral development banks not rated at 0%, with weights ranging from 20% to 150%.

64

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

Glossary and additional information

↘

Combined ratio: claims (claims paid net of reinsurance, change in claims reserves net of reinsurance) + direct costs (commissions to intermediaries, assistance, inspections, call centers, advertising) + operating expenses (administration expenses, infrastructure, technology and payroll of collaborators, taxes) / NEP.

Cost of risk: loan-loss provisions / average financing.

Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing.

Digital clients: number of customers with login in digital channels in the last 30 days.

Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (net interest income + net fee income + net result from financial instruments + foreign currency quotation differences + insurance business results + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Efficiency ratio without integration expenses: Excludes integration expenses (IT, voluntary retirement plans and adjustments to the result for the acquisition of HSBC's businesses in Argentina recorded in the 2024 fiscal year).

Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest-earning assets.

Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

ROA: net income attributable to the company on average assets.

ROE: net income attributable to the company on average shareholders' equity.

ROE without integration expenses: Excludes integration expenses (IT, voluntary retirement plans and adjustments to the result for the acquisition of HSBC's businesses in Argentina recorded in fiscal year 2024) net of income tax.

N/A: not applicable.

n.m.: not meaningful. It implies increases of more than 1000% or less than -1,000%.

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Galicia Naranja X Galicia SegurosGrupo Galicia GlosaryRelevant information ESG Regulatory changesFondos Fima Inflation, exchange rate and interest rates 2025 2025 2025 2025 2024 4Q 3Q 2Q 1Q 4Q Consumer price index (IPC) (1) 10,121.3715 9,384.0922 8855.5681 8353.3158 7694.0075 Consumer price index (IPC) (%) 7.86 5.97 6.01 8.57 8.03 Wholesale price index (IPIM) (%) (2) 5.15 9.96 4.25 4.70 3.46 Acquisition value unit (UVA) (3) 1,707.79 1,599.50 1,517.83 1,396.00 1,300.85 Exchange rate (Ps./US$) (4) 1,459.42 1,366.58 1,194.08 1,073.88 1,032.50 Badlar (5) (quartely averages) 35.57 42.83 32.69 29.89 36.72 Tamar(6) 0.33 0.50 0.34 0.31 0.38 (1) Published by the INDEC (National Institute of Statistics and Censuses of the Argentine Republic) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Adquisition Value Unit: BCRA (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. (6) BCRA reference rate for wholesale deposits. 66

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glosary

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